Central European Distribution Corporation Announces Exchange

Offers to Holders of Certain Notes

MT. LAUREL, NEW JERSEY – February 25, 2013 – Central European Distribution Corporation (NASDAQ: CEDC) announced today that the Company and its subsidiary CEDC Finance Corporation International, Inc. have launched exchange offers to holders of their outstanding Convertible Senior Notes due 2013 and Senior Secured Notes due 2016. The exchange offers are part of a financial restructuring that contemplates a reduction of senior note debt by more than $750 million.

The exchange offers were prompted in part by the impending March 15, 2013 maturity of the Convertible Senior Notes. Moreover, the Company believes that a successful restructuring of both the Convertible Senior Notes and the Senior Secured Notes will improve its financial strength and flexibility and enable it to focus on maximizing the value of its strong brands and market position. The Company is engaged in ongoing and constructive discussions with representatives of its major stakeholders about the terms of the exchange offers.

Separately, the Company has been informed that a committee of holders of the 2016 Senior Secured Notes and Roust Trading Ltd. (RTL), a major CEDC investor, have proposed an alternative to the Company’s exchange offers. The alternative proposal has not been formally presented to the CEDC Board of Directors, and the Board therefore has taken no position on it. However, the terms of the alternative proposal are summarized in the same Offering Memorandum that the Company is providing to Note holders to describe the Company’s exchange offers.

Under the Company’s exchange offers, which expire at 11:59 PM, New York City Time, on March 22, 2013:

•	Holders of the outstanding 3% Convertible Senior Notes Due 2013 issued by CEDC will receive in exchange for each $1,000 principal amount of their notes 8.86 new shares of CEDC common stock.

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Holders of the outstanding 9.125% Senior Secured Notes due 2016 issued by CEDC Finance Corporation International, Inc. will receive in exchange for each $1,000 principal amount of their notes 16.52 new shares of CEDC common stock and $508.21 principal amount of 6.5% Senior Secured Notes due 2020.

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Holders of the outstanding 8.875% Senior Secured Notes due 2016 issued by CEDC Finance Corporation International, Inc. will receive in exchange for each €1,000 principal amount of their notes 22.18 new shares of CEDC common stock and $682.37 principal amount of 6.5% Senior Secured Notes due 2020.

Holders of both the Dollar and Euro classes of Senior Secured Notes are being solicited, subject to the same deadline, to approve certain amendments to the indenture governing their Notes, and holders of both the Convertible Senior Notes and the Senior Secured Notes are being solicited, again subject to the same deadline, to approve a back-up Chapter 11 Plan of Reorganization.

Assuming 100% participation in the exchange offers, holders of the Senior Secured Notes collectively would receive 65% of the common stock in CEDC. The Senior Secured Notes, with a current outstanding principal balance of approximately $957 million (assuming an exchange rate of $1.3427 to €1.00), would be replaced with $500 million aggregate principal amount of new 6.5% Senior Secured Notes due 2020 referred to above. Holders of the Convertible Senior Notes, with a current outstanding principal balance of approximately $258 million, and RTL, which is owed $20 million in unsecured notes, together would share pro rata in 10% of CEDC’s common stock. A separate $50 million secured credit facility provided by RTL would be converted into 20% of CEDC’s common stock.

CEDC’s recent business performance has been positive, and the Company is optimistic about future results. However, current enterprise value is insufficient to cover the debt and hence distributions to creditors will not be enough to pay them in full. CEDC nevertheless has structured a proposal that affords an opportunity for its shareholders to participate in the upside of the Company’s turnaround. Accordingly, existing shareholders are being offered a 5% stake in the reorganized Company.

The final direction of the restructuring will be based on the outcome of the solicitation process. If sufficient Notes are tendered in the exchange and shareholders approve the plan, CEDC will consummate the exchange offers. Alternatively, the Company may choose to effectuate the restructuring through a fall-back, pre-packaged Plan of Reorganization through a filing in the U.S. Bankruptcy Court for the District of Delaware. Absent requisite support for the Plan, the Company may be forced to explore other immediate alternatives.

If the Company decides to make a bankruptcy filing to effectuate its Plan of Reorganization, it is not expected to affect CEDC’s operations in Poland, Hungary, Russia or Ukraine. The Company will have sufficient cash and resources on hand to ensure that its business will continue as usual and all obligations to employees, vendors, and providers of credit support lines in Poland, Hungary, Russia and Ukraine will be honored in the ordinary course of business.

The exchange offers are subject to the satisfaction or waiver of certain conditions set forth in the Offering Memorandum, dated February 25, 2013 (the “Offering Memorandum”), including but not limited to a minimum tender condition. Subject to applicable law, CEDC may amend, extend or waive conditions to, or terminate, the exchange offers. Full details of the terms and conditions of the exchange offers are described in the Offering Memorandum and the Letter of Transmittal for each of the Convertible Notes and the Senior Secured Notes, which are being sent to the respective holders of such Notes. As mentioned above, the Offering Memorandum also will contain a summary of key terms of the alternative proposal being put forward by the committee of 2016 Senior Secured Notes holders and RTL.

CEDC will file today a Tender Offer Statement on Schedule TO, together with the Offering Memorandum and related Letters of Transmittal that are exhibits to the Tender Offer Statement on Schedule TO, with the Securities and Exchange Commission (“SEC”). Each such document, as well as any amendments, supplements or additional exhibits thereto, will be available when filed by CEDC, free of charge, from the SEC’s website at www.sec.gov. Note holders are encouraged to read these documents, as they contain important information regarding the tender offer.

Requests for the Offering Memorandum and other documents relating to the Exchange Offers may be directed to Garden City Group, the information and exchange agent for the exchange offers, at (800) 878-1684 (toll-free North America) or (614) 763-6110 (direct-dial toll international).

None of CEDC, CEDC Finance Corporation International, Inc., or the information and exchange agent makes any recommendation as to whether holders should tender their notes pursuant to the exchange offers. Each holder must make its own decision as to whether to tender its notes and, if so, the principal amount of the notes to be tendered.

This press release is for informational purposes only and is neither an offer to buy nor a solicitation of an offer to sell the notes or any other securities of CEDC.

The exchange offers are being made pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933. The exchange offers are only being made pursuant to the Offering Memorandum and the related Letters of Transmittal. The exchange offers are not being made to noteholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.